

Financial Statements and Independent Auditor's Report

December 31, 2022 and 2021

Pipeline2Space, Inc.

Contents



To the Board of Directors of
Pipeline2Space, Inc.
Spokane, WA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Pipeline2Space, Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $1,197,751 and $212,045 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations. As of December 31, 2022, the Company had an accumulated deficit of $1,569,851 and limited liquid assets to satisfy its obligations as they come due with $2,828 of cash and a working capital deficit of $114,362. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
July 22, 2023

Pipeline2Space, Inc.
Balance Sheets

	December 31, 2022	December 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 2,828	$ 48,522
Total current assets	2,828	48,522
Patents	5,800	-
Total assets	$ 8,628	$ 48,522
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payable	$ 63,583	$ 56,738
SAFE financing debt	-	100,000
Related party payables	51,872	263,428
Payroll and other accrued liabilities	1,735	456
Total current liabilities	117,190	420,622
Commitments and contingencies	-	-
Stockholders' deficit		
Preferred stock, $0.0001 par value; 1,158,301 and 3,000,000 shares authorized, 573,365 and 0 shares issued and outstanding, liquidation preference of $1,485,014 and $0, at December 31, 2022 and 2021, all respectively	57	-
Common stock, $0.0001 par value; 10,000,000 and 10,000,000 shares authorized, 4,265,850 and 4,264,000 shares issued and outstanding at December 31, 2022 and 2021, all respectively	426	426
Additional paid-in capital	1,480,806	(426)
Receivable from related party	(20,000)	-
Accumulated deficit	(1,569,851)	(372,100)
Total stockholders' deficit	(108,562)	(372,100)
Total liabilities and stockholders' deficit	$ 8,628	$ 48,522

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Pipeline2Space, Inc.
Statements of Operations
For the years ended December 31, 2022 and 2021

	2022	2021
Revenue	$ -	$ -
Operating expenses:		
Research and development	760,266	26,563
General and administrative	425,706	184,509
Marketing and advertising	2,500	-
Total operating expenses	1,188,472	211,072
Loss from operations	(1,188,472)	(211,072)
Other income (expense)		
Interest expense	(9,279)	(973)
Net loss before income taxes	(1,197,751)	(212,045)
Provision for income taxes	-	-
Net loss	$ (1,197,751)	$ (212,045)
Net loss per common share - Basic and diluted	$ (0.28)	$ (0.05)
Weighted average number of common shares		
outstanding - Basic and diluted	4,264,740	4,264,000

Pipeline2Space, Inc.
Statements of Stockholders' Deficit
For the years ended December 31, 2022 and 2021

	Preferred Stock		Common Stock		Additional	Receivable from Related	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Party	Deficit	Deficit
Balance on December 31, 2020	-	$ -	4,264,000	$ 426	$ (426)	-	$ (160,055)	$ (160,055)
Net loss	-	-	-	-	-	-	(212,045)	(212,045)
Balance on December 31, 2021	-	$ -	4,264,000	$ 426	$ (426)	-	$ (372,100)	$ (372,100)
Series Seed Preferred Stock issued for cash, net	399,614	40	-	-	1,034,960	-	-	1,035,000
Series Seed Preferred Stock issued for conversion of SAFE financing debt	173,751	17	-	-	449,983	-	-	450,000
Offering costs	-	-	-	-	(15,778)	-	-	(15,778)
Issuance of common stock in connection with anti-dilution rights	-	-	1,850	-	370	-	-	370
Share-based compensation	-	-	-	-	11,697	-	-	11,697
Change in related party receivable	-	-	-	-	-	(20,000)	-	(20,000)
Net loss	-	-	-	-	-	-	(1,197,751)	(1,197,751)
Balance on December 31, 2022	573,365	$ 57	4,265,850	$ 426	$ 1,480,806	$ (20,000)	$ (1,569,851)	$ (108,562)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

Pipeline2Space, Inc.
Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,197,751)	$ (212,045)
Adjustments to reconcile net loss to net cash used by operating activities:		
Share based compensation	11,697	-
Issuance of common stock in connection with anti-dilution rights	370	-
Changes in operating assets and liabilities:		
Accounts payable	6,845	41,125
Payroll and other accrued liabilities	1,279	456
Net cash used by operating activities	(1,177,560)	(170,464)
Cash flows from investing activities:		
Pending patent costs	(5,800)	-
Net cash used by investing activities	(5,800)	-
Cash flows from financing activities:		
Proceeds from preferred stock issuances, net	1,019,221	-
Payments on related party advances	57,578	118,542
Proceeds from SAFE financing debt	350,000	100,000
Receipt of advances from related party	(269,133)	-
Related party receivables	(20,000)	-
Net cash provided by financing activities	1,137,666	218,542
Net increase (decrease) in cash and cash equivalents	(45,694)	48,078
Cash and cash equivalents, beginning of year	48,522	444
Cash and cash equivalents, end of year	$ 2,828	$ 48,522
Non-cash financing and investing activities:		
Series Seed Preferred Stock issued due to SAFE conversion	$ 450,000	$ -

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pipeline2Space, Inc. ("P2S" or "the Company") was incorporated under the laws of the State of Nevada on August 1, 2014 and originally was named Pallium Energy Corp. The Company converted to a Delaware corporation on October 14, 2021. P2S is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. P2S's largest shareholder is EnergeticX.net, L.L.C., ("EGX'), a company controlled by the CEO of P2S, and which performs technological services similar to P2S.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, impairment of patents, share based compensation, and useful lives of patents.

Risks and Uncertainties

As of December 31, 2022, the Company had not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been commercialized a product to sell or use.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in an operating account at a financial institution that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, the Company's cash in bank was held at an accredited financial institution.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Revenue Recognition and Contract Costs

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company's revenue recognition policy standards include the following elements:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

From inception to date, no revenue has been recognized.

The Company's revenues are expected to be earned primarily from services provided relating to the design, testing, system integration and other technological aspects associated with the development of aerospace technology. Revenue will be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle.

The Company will record revenue when the performance obligations for each milestone have been met and when associated deliverables for the milestone have been provided to the customer as defined in individual contracts. Contract costs will consist of direct labor and materials required to satisfy the specifications required under the contract. The Company will be reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

Accounts Payable

Any contractual obligations for payments stemming from goods and services delivered by our suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred but no payment arrangements have been made.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2022 and 2021, the Company had no items, other than bank deposits. The Company maintains its cash in bank deposit account that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of financial instruments reported on the balance sheets approximate their fair value.

Advertising & Marketing Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recognized $2,500 and $0 in marketing costs, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs and supplies, and external costs of outside vendors. During the years ended December 31, 2022 and 2021, the Company recognized $760,266 and $26,563 in research and development costs.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed.

Share-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Patents

Patents are initially measured at the legal costs incurred in the filing process. The Company's patents include pending patents and licensed patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining licensed patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to two patent applications at December 31, 2022, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

Income Taxes

Income taxes are recognized in accordance with Accounting Standards Codification ("ASC") 740 *Income Taxes,* whereby deferred income tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets if there is uncertainty regarding their realization.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2022 and 2021.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements.

The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022 and for the year ended December 31, 2022 since its lease is short term in nature.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2022: Preferred Series Seed shares convertible into 573,365 common shares, options to purchase 381,000 common shares, and warrants to purchase 113,402 common shares. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2021:$100,000 of SAFE financing debt which is convertible into Preferred shares which would have then been convertible into common shares. (See Note 4)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company's financial statements.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

In August 2020, the FASB issued ASU No. 2020-6 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and with early adoption permitted. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not yet generated revenues or profits, has sustained net losses of $1,197,751 and $212,045 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations. As of December 31, 2022, the Company had an accumulated deficit of $1,569,851 and limited liquid assets to satisfy its obligations as they come due with $2,828 of cash and a working capital deficit of $114,362. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PATENTS

Patents consisted of the following at December 31, 2022 and 2021:

	2022	2021
Pending patents	$ 5,800	$ -
Patents granted	-	-
	5,800	-
Accumulated amortization	-	-
Total patents	$ 5,800	$ -

The Company has an Exclusive Patent License Agreement ("Agreement") with the University of Washington for the license of a patent relating to "Baffle-tube ram accelerator technology". The Agreement requires among other things, that the Company reimburses the University of Washington for all patent expenses associated with the technology and that the Company pay an Annual Maintenance Fee of $3,000 as well as to pay certain milestone achievement payments when the second milestone listed in the Agreement has been achieved and when one million dollars in net sales of licensed products has been made. The Agreement also requires the Company to pay to the University of Washington a royalty of 3% of net sales of the licensed product. There have been no sales of the licensed products so no royalties have been paid or are due.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 3 – PATENTS, Continued:

On April 9, 2022, the Company and the University of Washington amended the Agreement and extended the due dates for the performance milestones as well as including twelve additional patents to be licensed, for total costs of $45,000. During the years ended December 31, 2022 and 2021, the Company recorded total research and development expenses of $112,721 and $9,682, respectively, in connection with this agreement. As of December 31, 2022 and 2021, the Company had $51,794 and $4,589, respectively, included in accounts payable pertaining to this agreement.

NOTE 4 – SAFE FINANCING DEBT

In 2021, the Company issued $100,000 in Simple Agreement for Future Equity ("SAFE") instruments and are represented as a SAFE financing debt on the balance sheet. In 2022, an additional $350,000 in SAFE investments were issued. The SAFE Agreements entitled the holder to convert the SAFE agreements into the Company's preferred stock. The terms provided for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock for gross proceeds of not less than $1,000,000. The number of shares of preferred stock the SAFE agreements convert into is the purchase amount divided by the conversion rate determined by the lesser of the share pricing in the triggering round or a $28,000,000 post-money valuation on the Company's capitalization (as defined in the SAFE agreements).

In 2022, all SAFE agreements totaling $450,000 were converted into 173,751 shares of Preferred Stock pursuant to the conversion terms. As of December 31, 2022 and 2021, there was $0 and $100,000 in outstanding SAFE financing debt, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

EnergeticX.net, L.L.C.
The Company's parent company and largest shareholder, EGX, periodically advances funds to Company for day-to-day operations. At December 31, 2022 and 2021, the Company owed EGX $51,872 and $263,428, respectively. These advances are non-interest bearing and payable on demand.

HyperSciences, Inc.
During 2022, the Company entered into a services agreement with its affiliate, HyperSciences, Inc. ("HSI"), a Company whereby EGX is the largest shareholder, whereby HSI would provide certain collaborative research and development services to Company in exchange for a flat monthly fee of $100,000 with no expectations of the funds being repaid as Company is not a customer of the HSI and the research and development activities are for the mutual benefit of both companies. Company paid a total of $600,000 to HSI during 2022 and recognized the payments as research and development expense in the statement of operations for the year ended December 31, 2022. The Company also advanced a total of $20,000 to HSI in 2022 that is recorded as due from related party at December 31, 2022. The outstanding related party receivable was included as a contra-equity on the balance sheet as the amount is still outstanding as of the issuance date of financial statements.

NOTE 6 – STOCKHOLDERS' DEFICIT

Capital Stock

The Company's amended Articles of Incorporation authorized 10,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and 1,158,301 shares of Series Seed Preferred Stock, $0.0001 par value per share ("Preferred Stock").

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 6 – STOCKHOLDERS' DEFICIT, Continued:

As of December 31, 2022 and 2021, the Company had 4,265,850 and 4,264,000 shares of Common Stock issued and outstanding, respectively. As of December 31, 2022 and 2021, the Company had 573,365 and 0 shares of Preferred Stock issued and outstanding, respectively.

<u>Preferred Series Seed Stock</u>

The Company has 1,158,301 shares designated as Preferred Series Seed Stock with a par value of $0.0001. The Series Seed Preferred Stock consists of 573,365 outstanding shares and has an original issue price of $2.59 per share. During the year ended December 31, 2022, the Company issued 173,751 Series Seed Preferred stock pursuant to the conversion of the SAFE instruments (see Note 4) for a total amount of $450,000 on the conversion date. The Company also issued 399,614 shares of Series Seed Preferred Stock pursuant to a Regulation D financing for gross proceeds of $1,035,000. The Company has granted warrants associated with the issuance of these shares. These warrants have been attributed zero value in these financial statements.

Holders of Series Seed Preferred Stock receive dividends (pro rata based on percentage holdings) on a pari passu basis with holders of Common Stock. Holders of Series Seed Preferred Stock are entitled to a non-participating liquidation preference over Common stockholders at the Series Seed Original Issue Price of $2.59 per share, providing for a total liquidation preference of $1,485,014 as of December 31, 2022. Certain corporate actions, including, without limitation, liquidation and changing the rights of the Series Seed Preferred Stock, cannot be taken without the approval of a majority of the Series Seed Preferred Stock, voting as a separate class.

The holders of Series Seed Preferred Stock (as well as the holders of Common Stock) are subject to certain contractual rights and obligations with respect to, without limitation: (i) voting on the election of directors and (ii) alienability of shares in the event of a public offering. Series Seed Preferred Stock has voting rights on an as-converted basis.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable original issue price by the conversion price (initially on a 1:1 basis). Certain adjustments to the conversion ratio may occur in the event of a stock split, stock dividend, merger or consolidation, or other distribution of property to holders of Common Stock. Series Seed Preferred Stock is subject to mandatory conversion to Common Stock upon an initial public offering or upon a vote of the shareholders.

<u>Stock Options</u>

In June of 2022, the Company's board of directors adopted the Pipeline2Space, Inc. 2022 Equity Incentive Plan (the "Plan"). The Plan's purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company's business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan is 1,500,000 shares. As of December 31, 2022, 1,119,000 shares remain available for issuance under the Plan.

On August 5, 2022, the Board of Directors elected to grant stock options to one party, totaling 320,000 options. The options each have an exercise price of $0.20, which was determined by management to be the fair value of a share of common stock, and a term of 10 years. The options vest over a period of 36 months.

On June 9, 2022, the Board of Directors elected to grant stock options to four parties, totaling 61,000 options. The options each have an exercise price of $0.20, which was determined by management to be the fair value of a share of common stock, and a term of 10 years. Of the options issued, 1,000 options were fully vested at grant date. The remaining 60,000 options vest over a period of 36 months.

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 6 – STOCKHOLDERS' DEFICIT, Continued:

For the options issued in 2022, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($0.20); 2) expected stock price volatilities (42.07%) based on the average historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (2.91%-3.08%) based on the average U.S. Treasury bonds issued with a term approximate to the expected life of the option of 5 to 6.5 years; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The fair value of the stock options issued during 2022 was $35,391.

Stock option transactions under the Company's plan for the years ended December 31, 2022 and 2021 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2021	-	-	-
Granted	-	-	-
Outstanding at December 31, 2021	-	-	-
Granted	381,000	$0.20	10 years
Outstanding at December 31, 2022	381,000	$0.20	10 years
Exercisable and outstanding at December 31, 2022	**126,000**	**$0.20**	**9.58 years**

At December 31, 2022, the stock options have an intrinsic value of approximately $0, which is based on the valued share price of $0.20 as of year-end. At December 31, 2022, the exercisable and outstanding stock options have an intrinsic value of approximately $0, which is based on the valued share price of $0.20.

The share-based compensation expense recognized for options outstanding during the year ended December 31, 2022 was $11,697. As of December 31, 2022, there was $23,694 of share-based compensation to be recognized over a weighted-average period of approximately 2.03 years. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures.

Warrants

Warrants are issued in connection with equity from time to time at the Company's discretion. There were no warrants that were issued, expired or exercised during the years ended December 31, 2021. The composition of the Company's warrants outstanding at December 31, 2022 is as follows:

Issue Date	Expiration Date	Warrants	Exercise Price	Remaining life (years)
November 11, 2022	November 11, 2025	113,402	$ 3.88	2.86
		113,402	$ 3.88	2.86

The fair value of the 113,402 warrants as of their issuance date was determined to be $0 using the Black-Scholes model with the following assumptions: 1) common stock price ($0.20); 2) expected stock price volatilities (42.07%) based on the average historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (4.34%) based on the average U.S. Treasury bonds issued with a term approximate to the expected life of the warrant of 1.5 years; and the 4) expected dividend yield (0%).

Pipeline2Space, Inc.
Notes to Financial Statements

NOTE 7 – INCOME TAXES

The Company did not recognize a provision (benefit) for income taxes for the years ended December 31, 2022 and 2021.

The components of the Company's net deferred tax assets (liabilities) are as follows:

		December 31, 2022		December 31, 2021
Deferred tax assets:				
Federal net operating loss carryforward	$	177,174	$	43,668
Section 174 expenses		119,132		-
Other		13,564		10,503
Total deferred tax assets		309,870		54,171
Valuation allowance		(309,870)		(53,706)
		-		465
Deferred tax liabilities:				
Property, plant and equipment		-		(465)
Net deferred tax assets	$	-	$	-

At December 31, 2022 and 2021, the Company had net deferred tax assets principally arising from the net operating loss carryforward, research and experimental amortization expense, and other book-to-tax differences for income tax purposes multiplied by an expected federal tax rate of 21%. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of the net deferred tax asset exists at December 31, 2022 and 2021.

As of December 31, 2022, the Company has a federal net operating loss carryforward of approximately $843,600. $1,800 expires between the years of 2036 and 2039. The remaining balance of $841,800 will never expire but its utilization is limited to 80% of taxable income in any future year. As an alternative to immediately expensing Research and Experimental expenses incurred in 2022, the Company capitalized and amortized 90% of the expenses. $119,132 of amortization related to Research and Experimental expenses will be recognized over the next five years. Additionally, there is $13,564 of accrual to cash expenses related to accounts payable that will be recognized in the future.

A reconciliation between the statutory federal income tax rate and the Company's tax provision (benefit) is as follows:

		December 31, 2022		December 31, 2021
Provision (benefit) computed using the statutory rate	$	(256,247)	$	(50,430)
Permanent differences		546		371
Change in valuation allowance		256,167		-
Change in prior year estimate		(465)		50,059
Total income tax provision (benefit)	$	-	$	-

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2019 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. Tax attributes from prior years could be adjusted during an audit by taxing authorities.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Leases
During 2021, the Company entered into month-to-month lease agreement with a third party for its storage unit. For the years ended December 31, 2022 and 2021, the Company incurred $7,336 and $2,506 of rent expense, respectively.

NOTE 9 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, December 31, 2022, through July 22, 2023, the date these financials were available for issuance, and identified the following subsequent events:

During January through June 2023, EGX made direct advances of $40,750 to the Company.

On April 7, 2023, the board of directors increased the size of the board to four and added another director.